Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)

Notes	$450,000	$13.82

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $651,058.97 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $13.82 is offset against the registration fee due for this offering and of which $651,045.15 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Registration Statement no. 333-134553

Dated April 3, 2007

Rule 424(b)(2)

Pricing supplement

To prospectus dated May 30, 2006,

prospectus supplement dated May 30, 2006, and
product supplement no. 250-I dated March 20, 2007
underlying supplement no. 100 dated December 13, 2006
underlying supplement no. 120 dated January 25, 2007

LEHMAN BROTHERS HOLDINGS INC. $450,000 Buffered Principal at Risk Enhanced Participation Notes Linked to the Lesser Performing of the S&P 500® Index and the Nikkei 225SM Index Due October 8, 2008

Summary Description

The notes are designed for investors who seek exposure to an enhanced participation in any appreciation of the lesser performing of the S&P 500® Index and the Nikkei 225SM Index.  Investors should be willing to forego interest and dividend payments during the term of the notes and be willing to lose up to 90% of their principal if the lesser performing of the S&P 500® Index and the Nikkei 225SM Index declines.

Issuer:	Lehman Brothers Holdings Inc.
Issue Size:	$450,000
Pricing Date:	April 3, 2007
Settlement Date:	April 6, 2007
Observation Date:	October 3, 2008†
Maturity Date:	October 8, 2008†
Term:	1 1/2 years
Indices:	The S&P 500® Index and the Nikkei 225SM Index (each an “Index and together the “Indices”).
Buffer Amount:	10%
Participation Rate:	218.50%
No Interest Payments:	There will be no interest payment during the term of the notes.
Payment at Maturity (per $1,000):	•

If the Index Ending Level of the Lesser Performing Index is equal to or above the Index Starting Level of the Lesser Performing Index, you will receive a cash payment that provides you with a return per $1,000 note principal amount equal to the Lesser Index Return multiplied by the Participation Rate of 218.50%. Accordingly, if the Lesser Index Return is zero or positive, your payment at maturity per $1,000 note principal amount will be calculated as follows:

$1,000 + ($1,000 x Lesser Index Return x 218.50%)
•

If the Index Ending Level of the Lesser Performing Index is below the Index Starting Level of the Lesser Performing Index by the Buffer Amount of 10% or less, you will receive the principal amount of your notes at maturity.

•

If the Index Ending Level of the Lesser Performing Index is below the Index

Starting Level of the Lesser Performing Index by more than the Buffer Amount of 10%, you will lose 1% of the principal amount of your notes for every 1% that theLesser Performing Index is below the Index Starting Level of the Lesser  Performing Index beyond 10%. Accordingly, your payment at maturity per

$1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Lesser Index Return + Buffer Amount)]

If the Index Ending Level of the Lesser Performing Index is below the Index Starting

Level of the Lesser Performing Index by more than 10%, you could lose up to $900 per $1,000 note principal amount.

Index Return:	The Index Return for each Index will be calculated as follows:
Index Ending Level — Index Starting Level Index Starting Level
Index Starting Level:	For each Index, the Index Closing Level on the Pricing Date, which is 1437.77 for the S&P 500® Index and 17244.05 for the Nikkei 225SM Index.
Index Ending Level:	For each Index, the Index Closing Level on the Observation Date.
Lesser Index Return:	The lesser of the Index Return for the S&P 500® Index and the Index Return for the Nikkei 225SM Index.
Lesser Performing Index:	The Index with the Lesser Index Return.

Denominations:	$1,000 per note
Minimum Investment:	$10,000
CUSIP:	52520WAM3
ISIN:	US52520WAM38

† Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 250-I.

Investing in the Buffered Principal At Risk Enhanced Participation Notes linked to the Lesser Performing of the S&P 500® Index and the Nikkei 225SM Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 250-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 100, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 120 and “Selected Risk Factors” beginning on page PS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 250-I, underlying supplement no. 100, underlying supplement no. 120 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Commission (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$450,000	$4,500	$445,500

(1) The price to public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2) The underwriter will receive proceeds equal to $10 per $1,000 principal amount, or 1%, and will use these proceeds to pay selling concessions to other dealers.  Lehman Brothers Inc. and/or an affiliate have or has earned additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS
April 3, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 250-I, underlying supplement no. 100 and underlying supplement no. 120. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 250-I, underlying supplement no. 100, underlying supplement no. 120, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 250-I, “Risk Factors” in the accompanying underlying supplement no. 100 and “Risk Factors” in the accompanying underlying supplement no. 120, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•                  Product supplement no. 250-I dated March 20, 2007:
http://www.sec.gov/Archives/edgar/data/806085/000110465907020728/a07-7020_16424b2.htm

•                  Underlying supplement no. 120 dated January 25, 2007:
http://www.sec.gov/Archives/edgar/data/806085/000110465907004495/a07-1299_17424b2.htm

•                  Underlying supplement no. 100 dated December 13, 2006: http://www.sec.gov/Archives/edgar/data/806085/000095013606010223/file1.htm

•                  MTN prospectus supplement dated May 30, 2006: http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•                  Base prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•                  Uncapped Appreciation Potential: The notes provide the opportunity to enhance equity returns by multiplying a positive Lesser Index Return by the Participation Rate of 218.50%. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation, if any, of the Lesser Performing Index.  Because the notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•                  Limited Protection Against Loss:  At maturity, you will receive 100% of the principal amount of your notes if the Index Ending Level of the Lesser Performing Index is below the Index Starting Level of the Lesser Performing Index by up to 10%.  If the Index Ending Level of the Lesser Performing Index is below the Index Starting Level of the Lesser Performing Index by more than 10%, for every 1% decline of the Lesser Performing Index beyond 10%, you will lose an amount equal to 1% of the principal amount of your note. For example, a Lesser Index Return of -20% will result in a 10% loss of principal.

•                  Diversification among the Indices:  The return of the notes is linked to the S&P 500® Index and the Nikkei 225SM Index.  The S&P 500® Index includes 500 leading companies in leading industries of the U.S. economy.   The Nikkei 225SM Index is a price-weighted average of 225 top-rated Japanese companies listed in the First Section of the Tokyo Stock Exchange. For additional information about the S&P 500® Index, see the information set forth under “The S&P 500® Index” in the accompanying underlying supplement no. 100. For additional information about the Nikkei 225SM Index, see the information set forth under “The Nikkei 225SM Index” in the accompanying underlying supplement no. 120.

•                  Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note for all tax purposes you agree to treat, a note as a cash-settled financial contract, rather than as a debt instrument.  See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 250-I.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the stocks included in the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 250-I, in the “Risk Factors” section of the accompanying underlying supplement no.100 and in the “Risk Factors” section of the accompanying underlying supplement no. 120.  You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•                  Your Investment in the Notes May Result in a Loss:  The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Lesser Performing Index and will depend on whether, and the extent to which, the Lesser Index Return is positive or negative. Your investment will be fully exposed to any decline in the Index Ending Level of the Lesser Performing Index beyond the 10% buffer amount as compared to its Index Starting Level.  YOU MAY LOSE UP TO 90% OF YOUR PRINCIPAL IF THE LESSER PERFORMING INDEX DECLINES.

•                  Your Return on the Notes will be Determined by the Lesser Performing Index:  Your return on the notes will be determined by the Lesser Performing Index. Therefore, your investment in the notes may not generate a positive return if the Index Ending Level of only one of the two Indices is above its respective Index Starting Level. For example, if the Index Ending Level of the S&P 500® Index is above its Index Starting Level, but the Index Ending Level of the Nikkei 225SM Index is below its Index Starting Level, the payment at maturity would be determined based only on the Index Return of the Nikkei 225SM Index. Under these circumstances, you would lose up to 90% of your investment in the notes because the Index Ending Level for the Nikkei 225SM Index was below its Index Starting Level. The two Indices’ respective performances may not be correlated, and as a result, your investment in the notes may only produce a positive return if there is a broad based rise in the performance of equities during the term of the notes.

•                  No Direct Exposure to Fluctuations in Foreign Exchange Rates:  The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the Japanese Yen. Therefore, if the Japanese Yen appreciates or depreciates relative to the U.S. dollar over the term of the notes, it may adversely impact the determination of which Index is the Lesser Performing Index and may adversely impact the payment amount at maturity. You will not receive any additional payment, or incur any reduction in your payment, at maturity as a result of any appreciation or depreciation in the Japanese Yen relative to the U.S. dollar over the term of the notes.

•                  No Interest or Dividend Payments or Voting Rights:  As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Indices would have.

•                  Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity:  While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•                  Dealer Incentives:  We and our affiliates act in various capacities with respect to the notes.  Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes.  Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments.

•                  Lack of Liquidity:  The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

•                  Potential Conflicts:  We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, we are one of the companies that make up the S&P 500® Index.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the S&P 500® Index and the value of the notes.

•                  No Affiliation with the Indices:  We are not affiliated with the publishers of the Indices or any of the issuers of the equity securities included in the Indices, except that we are one of the companies included in the S&P 500® Index. We assume no responsibility for the adequacy of the information about the Indices contained in this term sheet or in underlying supplement no. 100 or in underlying supplement no. 120. You should make your own investigation into the Indices.

•                  We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes.  Any Such Research, Opinions or Recommendations Could Affect the Level of the Indices to which the Notes are Linked or the Value of the Notes:  We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes which are linked to the S&P 500® Index and the Nikkei 225SM Index.

•                  Hedging and Trading:  While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the shares of equity securities included in the Indices or instruments related thereto. We or our affiliates may also trade in the shares of equity securities included in the Indices or instruments related thereto from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•                  Many Economic and Market Factors Will Impact the Value of the Notes:  In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 250-I.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount at maturity, for a hypothetical range of Lesser Index Returns of —50 to 50% and reflects a Participation Rate of 218.50% and a Buffer Amount of 10%. The following table further assumes that the S&P 500® Index will be the Lesser Performing Index. We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for purposes of calculating the payment amount at maturity. Assuming the S&P 500® Index was the Lesser Performing Index, the following table reflects an Index Starting Level of the Lesser Performing Index of 1437.77. The hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the table below have been rounded for ease of analysis.

Index Ending Level of Lesser Performing Index	Lesser Index Return	Payment at Maturity	Return
718.89	-50%	$600.00	-40.00%
862.66	-40%	$700.00	-30.00%
1006.44	-30%	$800.00	-20.00%
1150.22	-20%	$900.00	-10.00%
1293.99	-10%	$1,000.00	0%
1437.77	0%	$1,000.00	0%
1581.55	10%	$1,218.50	21.85%
1725.32	20%	$1,437.00	43.70%
1869.10	30%	$1,655.50	65.55%
2012.88	40%	$1,874.00	87.40%
2156.66	50%	$2,092.50	109.25%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Lesser Performing Index increases from an Index Starting Level of 1437.77 to an Index Ending Level of 1725.32.  Because the Index Ending Level of the Lesser Performing Index of 1725.32 is above its Index Starting Level of 1437.77, the payment at maturity is equal to $1,437 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x 20% x 218.50%) = $1,437

Example 2: The level of the Lesser Performing Index decreases from an Index Starting Level of 1437.77 to an Index Ending Level of 1293.99.  Because the Index Ending Level of the Lesser Performing Index of 1293.99 is below its Index Starting Level of 1437.77 by not more than the Buffer Amount of 10%, the payment at maturity is equal to $1,000 per $1,000 principal amount note.

Example 3: The level of the Lesser Performing Index decreases from an Index Starting Level of 1437.77 to an Index Ending Level of 1150.22. Because the Index Ending Level of the Lesser Performing Index of 1150.22 is below its Index Starting Level of 1437.77 by more than the Buffer Amount of 10%, the Lesser Index Return is negative and the investor will receive a payment at maturity of $900 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%)] = $900

Historical Information

The following graphs set forth the historical performance of the S&P 500® Index and the Nikkei 225SM Index from January 4, 2002 through March 30, 2007.  The closing level of the S&P 500® Index on April 3, 2007 was 1437.77. The closing level of the Nikkei 225SM Index on April 3, 2007 was 17244.05.

We obtained the Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Indices on the Observation Date.  We cannot give you assurance that the performance of the Indices will result in any return of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement.  After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $67,500 additional aggregate principal amount of notes solely to cover over-allotments.  To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes.  If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $517,500, $5,175 and $512,325, respectively.

We or our affiliate have entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate have or has earned additional income as a result of payments pursuant to the swap, or related hedge transactions.